1
S40094
             ENHANCED GUARANTEED MINIMUM INCOME BENEFIT ENDORSEMENT


This Endorsement forms a part of the Contract to which it is attached and is effective as of the Issue Date of the Contract. In the case of a conflict with any provision in the Contract, the provisions of this Endorsement will control. The following hereby amends and supplements the section of the Contract entitled "Annuity Provisions".



GUARANTEED MINIMUM INCOME BENEFIT (GMIB): The GMIB guarantees that the Contract Owner may annuitize the Contract under a fixed payment option*, as of any Contract Anniversary, beginning with the 7th Contract Anniversary, with payments to be determined by the greater of 1 or 2.

1. Current fixed annuitization rates applied to the current Adjusted Contract Value.

2. Guaranteed fixed annuitization rates applied to the Guaranteed Minimum Income Benefit Value.


The GMIB Value is equal to the greater of A or B.

A.   5%-Annual-Increase Amount.

     On the Issue Date the 5%-Annual-Increase amount is set equal to the initial Purchase Payment.

     On  every   Valuation   Date  other  than  a   Contract   Anniversary   the
     5%-Annual-Increase amount is equal to the value on the Valuation Date immediately preceding it adjusted as follows:

1) Reduced by the percentage of any Contract Value withdrawn, including any Contingent Deferred Sales Charge.

2)   Increased by any additional Purchase Payments.


     On every Contract Anniversary the 5%-Annual-Increase amount is equal to the value on the Valuation Date immediately preceding it adjusted as follows:

1) Increased by a multiple of 1.05 if the Contract Owner's attained age is less than 81.

2) Reduced by the percentage of any Contract Value withdrawn, including any Contingent Deferred Sales Charge.

3)   Increased by any additional Purchase Payments.



B. The greatest Anniversary Value. The Anniversary Value is equal to the Contract Value on a Contract Anniversary, reduced by the percentage of any Contract Value withdrawn, including any Contingent Deferred Sales Charge, since that Contract Anniversary. Contract Anniversaries occurring on or after the Contract Owner's 81st birthday or date of death will not be taken into consideration in determining this benefit.

The GMIB is effective only when the Contract is annuitized within 30 days following a Contract Anniversary.


If Joint Owners are named, the Age of the oldest Contract Owner will be used to determine the GMIB. If a non-natural person owns the Contract, then Contract Owner shall mean Annuitant.


*Any Annuity Option available under this Contract may be used for this benefit. However, the Annuity Payments can only be made under a Fixed Annuity for the GMIB. If the Annuity Option chosen for the GMIB involves a period certain, the duration of the period certain must be at least 10 years.


                 Allianz Life Insurance Company of North America


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            Secretary                                 President